

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2015

Igor Dmitrowsky
Chairman, CEO, CFO
Baltia Air Lines, Inc.
JFK International Airport, Building 151
Jamaica, NY 11430

> **Re:** **Baltia Air Lines, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed September 10, 2015**
> **File No. 001-14519**

Dear Mr. Dmitrowsky:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

Report of Independent Registered Public Accounting Firm page F-1

1. It appears that Scrudato & Co. PA succeeded to the registration status of predecessor John Scrudato CPA in April 2015. We note your audit report dated September 8, 2015 is signed by the predecessor independent accounting firm. Please amend your filing to include an audit report signed by the successor independent accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure